SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.558.115/0001-21

Corporate Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

ANTICIPATION OF INTEREST ON SHAREHOLDERS’ CAPITAL PAYMENT

1 – ANTICIPATION OF PAYMENT FROM 01/31/2020 TO 01/29/2020:

TIM Participações SA (“Company”) (B3: TIMP3; NYSE: TSU) informs that it will anticipate, to January 29, 2020, the payment of Interest on Equity (“IOE”), informed to the market in Notice to Shareholders of December 19, 2019, in the amount of R$ 247,747,058.82 (two hundred forty-seven million, seven hundred forty-seven thousand, fifty-eight reais and eighty-two cents), initially scheduled for payment on January 31, 2020.

The Company notes that the date for identification of the shareholders entitled to receive such amounts was established as January 17, 2020, and the shares acquired after this date were ex-IOE distribution rights.

2 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
IOE	R$ 0.102355142	R$ 247,747,058.82

The amount per share was reduced by R$ 0.000016876, due to the reduction in the number of treasury shares and the consequent increase in the number of shares entitled to receive dividends, resulting from the Company's Long Term Incentive Plan.

3 – ANTICIPATION OF PAYMENT FROM 03/31/2020 TO 01/24/2020:

The Company also informs that it will anticipate to January 24, 2020, the payment of IOE, informed to the market in Notice to Shareholders of September 25, 2019, in the amount of R$ 378,750,000.00 (three hundred and seventy-eight million, seven hundred and fifty thousand Reais), initially expected to be paid by March 31, 2020.

The Company notes that the date for identifying the shareholders entitled to receive such amounts was set as October 7, 2019, and the shares acquired after this date were ex-IOE distribution rights.

4 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

According to the Notice to Shareholders of September 25, 2019, the amount per share of this payment will be as described in the table below:

	Gross value per share	Total amount
IOE	R$ 0.156471242	R$ 378,750,000.00

5 – WITHHOLDING TAX:

15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

6 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):

The IOE related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. -  Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

Checking account indicated by the shareholder at Banco Bradesco S/A; and

Payment of IOE by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address – dac.escrituracao@bradesco.com.br.

Rio de Janeiro, January 17, 2020.

TIM Participações S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 17, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.